GUZOV OFSINK, LLC
ATTORNEYS-AT-LAW
600 MADISON AVENUE 14th FLOOR
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
http://www.golawintl.com

May 24, 2007

By Federal Express
Mr. Michael Moran/Mr. Robert Burnett
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St NE
Washington, DC 20549-4561

Dear Mr. Webb:

Re:  West Coast Car Company

Reference is made to your Comment Letter dated May 22, 2007. Set forth below are the comments contained in your Comment Letter followed by our responses thereto:

1.
The letter you have filed as Exhibit 16.1 is not the letter required by Item 304(a)(3) of Regulation S-B. Please revise to file the appropriate letter from your former accountants within the time frame required by this rule.

Answer: The letter we filed as Exhibit 16.1 was the letter from the Company terminating the services of its former auditors, Mantyla McReynolds LLC dated May 17, 2007, as required under Item 601 of Regulation S-B. Item 304(a)(3) of Regulation S-B provides, among other things:

“The small business issuer shall request the former accountant to furnish a letter addressed to the Commission… The small business issuer shall file the letter as an exhibit to the report or registration statement containing this disclosure. If the letter is unavailable at the time of filing, the small business issuer shall request the former accountant to provide the letter so that it can be filed with the Commission within ten business days after the filing of the report or registration statement. Notwithstanding the ten business day period, the letter shall be filed within two business days of receipt.”

The Company did not have the letter when it filed its Form 8-K on May 21, 2007. It just received a copy of the letter May 23, 2007 and attach it herewith for your reference. The Company will be filing a Form 8-K/A to add this letter as an additional Exhibit 16.2

In accordance with your request, on behalf of the Company, we represent as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours Guzov Ofsink LLC

By:	/s/ Darren Ofsink
Darren Ofsink

Mantyla McReynolds LLC
The CPA. Never Underestimate The Value.K

May 23, 2007

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sir/Madam:

We have read the statements included in the Form 8-K dated May 15, 2007, of West Coast Car Company, to be filed with the Securities and Exchange Commission and are in agreement with the statements contained under the section “Changes In and Disagreements With Accountants On Accounting and Financial Disclosure” insofar as they relate to our resignation and our audits for the two most recent fiscal years. We are not in a position to agree or disagree with the statements regarding the engagement of another CPA.

Very truly yours,

/s/ Mantyla McReynolds, LLC
Mantyla McReynolds, LLC